Exhibit 99.2

Press release

Offer to exchange dividend claims into shares more than two times over-subscribed

•	First ever German dividend exchange offer successful
•	Share allocation of 44.14%

Hamburg, June 30, 2009 – alstria office REIT-AG (symbol: AOX, ISIN: DE000A0LD2U1), an internally managed Real Estate Investment Trust (REIT) focused solely on acquiring, owning and managing office real estate in Germany, has successfully completed the first ever German dividend exchange offer. The offer was more than two times over-subscribed, as 24,286,056 dividend rights were tendered to the company. Shares were offered at a price of EUR 4.16 per share, which represents a discount of 23.57% to the arithmetic average of XETRA-trading closing prices as per June 16, 17, and 18, 2009.

alstria offered its shareholders 1,340,134 treasury shares. Due to the over-subscription, treasury shares will be allocated on a pro-rata basis to shareholders who have opted for the exchange. They will receive 44.14% of the tendered dividend claims in shares. The remaining dividend claims will be paid out in cash. The final payment will be made on July 3, 2009.

In addition to alstria’s majority shareholder, more than half of the remaining shareholders have opted for the exchange offer.

“We are very satisfied with the high acceptance level of this offer”, said Olivier Elamine, CEO of alstria. “We have seen a tremendous interest in the exchange offer coming from both institutional and retail investors, as demonstrated by the over-subscription. We are also very happy that we were the first company in Germany to offer our shareholders a stock dividend exchange program, as this paves the way for the implementation of dividend reinvestment plans. This model is deployed worldwide in the REIT universe and is more attractive than ever in times like these.”

alstria was advised by Shearman & Sterling and Deutsche Bank.

Notice to US shareholders:
The Offer is made for the securities of a foreign company. The Offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment. The offer is addressed solely to the shareholders of alstria office REIT-AG.

Information regarding the dividend payment of alstria on the internet:
Please note that complete information on the dividend payout (sample copy exchange letter, exchange offer, dividend announcement, tax indications, etc.) is available for download at www.alstria.com (under ’Investor-Relations’ – ‘Annual General Meeting’).

About alstria:
alstria office REIT-AG is an internally managed Real Estate Investment Trust (REIT) focused solely on acquiring, owning and managing office real estate in Germany. alstria was founded in January 2006 and was converted into the first German REIT in October 2007. Its headquarters are in Hamburg.

alstria office REIT-AG owns a diversified portfolio of properties across attractive German office real estate markets. Its current portfolio comprises 89 properties with an aggregate lettable space of approx. 944,000 sqm and is valued at approximately EUR 1.8 bn.

The alstria office REIT-AG strategy is based on active asset and portfolio management as well as on establishing and maintaining good relationships with key customers and decision makers. alstria focuses on long-term real estate value creation.

For further information, please see:	www.alstria.com
http://alstria.blogspot.com

Contact alstria office REIT-AG:

Simon Steiner
Tel:	+49 - 40 - 226 341 329
Fax:	+49 - 40 - 226 341 310
E-Mail:  pr@alstria.de

Disclaimer:

This release constitutes neither an offer to sell nor a solicitation of an offer to buy any shares. As far as this press release contains forward-looking statements with respect to the business, financial condition and results of operations of alstria office REIT-AG (alstria), these statements are based on current expectations or beliefs of alstria's management. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or performance of the Company to differ materially from those reflected in such forward-looking statements. Apart from other factors not mentioned here, differences could occur as a result of changes in the overall economic situation and the competitive environment – especially in the core business segments and markets of alstria. Also, the development of the financial markets and changes in national as well as international provisions particularly in the field of tax legislation and financial reporting standards could have an effect. Terrorist attacks and their consequences could increase the likelihood and the extent of differences. alstria undertakes no obligation to publicly release any revisions or updates to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.